iTech Capital Corp.

January 23, 2002

02015173

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

RE: **iTech Capital Corp. - Reg. No. 82-3200**

Dear Sirs:

Enclosed please find a copy of the News Release #02-01.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

Enclosure

dlw 2/15

C:\Karla_c\2002 iTech\Publications\News Release\SEC-NR#02-01.doc

Reg. No. 82-3200

iTech Capital Corp.
Investing in the New Economy

NEWS RELEASE

January 22, 2002 **TSE Trading Symbol: ITE**
News Release #02-01

iTech Capital Appoints New Director to the Board

iTech Capital is pleased to announce the appointment of George C. McKinnis to its Board of Directors. Mr. McKinnis is a graduate of the University of Oklahoma and the University of Michigan Law School. He is a practicing attorney with and founder of the firm McKinnis & Lapera, LLC, with offices in Connecticut and New York. His practice concentrates in emerging technology companies, representing companies in the telecommunications, semiconductor, computer science and Internet industries. In addition, Mr. McKinnis has been retained since its inception year as General Counsel of TranSwitch Corporation, a public telecommunications and data communications semiconductor solutions company.

Prior to joining McKinnis & Lapera, LLC, Mr. McKinnis was in the General Counsel's Department of ITT Corporation, where he served for 14 years as senior headquarters counsel for telecommunications and electronics with worldwide jurisdiction, was lead counsel for ITT's Computer Systems Division and General Counsel of ITT's central R&D laboratories. Mr. McKinnis is a member of the New York, Connecticut and Missouri Bars, and is a member of numerous lawyers' and other associations. He also serves as a judge in his community's local court.

Mr. McKinnis brings to iTech Capital a wealth of knowledge and experience with emerging technology companies as well as access to a wide network of technology and related business expertise.

iTech Capital, a business development company, has interests in Medsite, Applied Data Systems, HorizonLive, and Elastic Network, in addition to its wholly owned subsidiary, Enviromation Technologies, Inc.

For more information please contact: Jim Graham, Vice President Investor Relations
1-800-675-1749 or (516) 922-6404
E-mail: jimgraham@itechcapital.com **Web site: http://www.itechcapital.com**

iTech Capital Corp.

January 23, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE: ***i*Tech Capital Corp. - Reg. No. 82-3200**

Dear Sirs:

Please be advised that on January 2, 2002, the Vancouver office of iTech Capital Corp. relocated in the same building. The suite number is the only change to the mailing address. The telephone, fax and emails are unaffected.

The complete new address is:

iTech Capital Corp.
650 West Georgia Street, Suite 2450
PO Box 11537
Vancouver, BC V6B 4N7

Tel: 604-682 3030
Fax: 604 683 0704
Emails: jpfairchild@itechcapital.com
itech@itechcapital.com

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

C:\Karla_c\2002 iTech\Fairchild\Letters\Misc\SEC-Change of Address-Jan-23-02.doc